Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Nos. 333-231203, 333-231203-14 and 333-231203-15
November 20, 2019

CyrusOne LP

CyrusOne Finance Corp.

$600,000,000 2.900% Senior Notes due 2024 (the “2024 Notes”)

$600,000,000 3.450% Senior Notes due 2029 (the “2029 Notes” and, together with the 2024 Notes, the “Notes”)

November 20, 2019

Term Sheet

The information in this pricing term sheet supplements the Issuers’ Preliminary Prospectus Supplement, dated November 20, 2019, and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying prospectus dated May 3, 2019 before making a decision in connection with an investment in the securities. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuers:	CyrusOne LP and CyrusOne Finance Corp.

Guarantor:	CyrusOne Inc.

Securities:	2.900% Senior Notes due 2024 3.450% Senior Notes due 2029

Expected Ratings (S&P / Fitch / Moody’s)*:	BBB- / BBB- / Ba1

Aggregate Principal Amount:	2024 Notes: $600,000,000 2029 Notes: $600,000,000

Maturity Date:	2024 Notes: November 15, 2024 2029 Notes: November 15, 2029

Issue Price:	2024 Notes: 99.859% of the principal amount 2029 Notes: 99.709% of the principal amount

Coupon (Interest Rate):	2024 Notes: 2.900% per annum 2029 Notes: 3.450% per annum

Yield to Maturity:	2024 Notes: 2.931% 2029 Notes: 3.485%

Benchmark Treasury:	2024 Notes: 1.500% due October 31, 2024 2029 Notes: 1.750% due November 15, 2029

Benchmark Treasury Price and Yield:	2024 Notes: 99-19 ¾ / 1.581% 2029 Notes: 100-04+ / 1.735%

Spread to Benchmark Treasury Yield:	2024 Notes: +135 basis points 2029 Notes: +175 basis points

Interest Payment Dates:	May 15 and November 15 of each year, beginning on May 15, 2020

Optional Redemption:

2024 Notes

•                  Prior to October 15, 2024 (one month prior to the maturity date of the 2024 Notes (the “2024 Notes Call Par Date”)), “make-whole” call at T+25 basis points (calculated as though the actual maturity date of the 2024 Notes was the 2024 Notes Par Call Date)

•                  On or after October 15, 2024 (one month prior to the maturity date of the 2024 Notes), par call

2029 Notes

•                  Prior to August 15, 2029 (three months prior to the maturity date of the 2029 Notes (the “2029 Notes Call Par Date”)), “make-whole” call at T+30 basis points (calculated as though the actual maturity date of the 2029 Notes was the 2029 Notes Par Call Date)

•                  On or after August 15, 2029 (three months prior to the maturity date of the Notes), par call

CUSIP / ISIN:	2024 Notes: 23283P AQ7 / US23283PAQ72 2029 Notes: 23283P AR5 / US23283PAR55

Trade Date:	November 20, 2019

Settlement Date:

December 5, 2019 (T+10); under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next succeeding seven business days will be required, by virtue of the fact that the Notes will initially settle on a T+10 basis, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day preceding the date of delivery hereunder should consult their own advisors.

Joint Book-Running Managers:

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

BMO Capital Markets Corp.

Capital One Securities, Inc.

Fifth Third Securities, Inc.

KeyBanc Capital Markets Inc.

MUFG Securities Americas Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

Stifel, Nicolaus & Company, Incorporated

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

*              Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

As of September 30, 2019, after giving effect to this offering and the use of proceeds therefrom, CyrusOne LP would have had $2.8 billion principal amount of debt outstanding, including $1.2 billion  principal amount of Notes, $491 million principal amount under the Revolving Credit Facility, $1.1 billion principal amount under the Term Loans and $30.7 million of finance lease obligations. As of September 30, 2019, after giving effect to this offering and the use of proceeds therefrom, CyrusOne LP would have had the ability to borrow up to an additional $1.2 billion under the Revolving Credit Facility (not giving effect to the unused portion of the accordion feature in the Credit Agreement, for which CyrusOne LP does not have commitments), net of outstanding letters of credit of approximately $8.2 million, subject to satisfying certain financial tests.

This communication is intended for the sole use of the person to whom it is provided by the Issuers.

The Issuers and the Guarantor have filed a registration statement and a prospectus with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the related preliminary prospectus supplement and other documents the Guarantor has filed with the SEC for more complete information about the Issuers, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the representatives of the underwriters can arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling Goldman Sachs & Co. LLC at (866) 471-2526 (toll free), by calling J.P. Morgan Securities LLC collect at (212) 834-4533 (collect), or by calling Morgan Stanley & Co. LLC at (866) 718-1649 (toll free). This information does not purport to be a complete description of these securities or the offering. Please refer to the preliminary prospectus supplement for a complete description of the securities. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.